EXHIBIT 2.01

STANDARD GOLD, INC.

April 29, 2011

Wits Basin Precious Minerals Inc.
Stephen D. King, Chief Executive Officer
80 South Eighth Street, #900
Minneapolis, MN 55402

RE: Exercise of Right to Transfer Hunter Bates Mining Corporation

Dear Mr. King:

Effective April 29, 2011, Standard Gold, Inc., (“Standard Gold” or the “Company”) hereby exercises it right pursuant to that certain Exchange Agreement, dated March 15, 2011, by and between Standard Gold, Shea Mining & Milling, LLC, Afignis LLC, Leslie Lucas Partners LLC, Wits Basin Precious Minerals Inc. (“Wits Basin”), and Alfred A. Rapetti, the Company’s Chief Executive Officer (the “Exchange Agreement”), to transfer certain of its assets and liabilities to Wits Basin.

Standard Gold holds 100% of the outstanding equity of Hunter Bates Mining Corporation, a Minnesota corporation (“Hunter Bates”). Hunter Bates’ sole assets are gold mine properties located in Central City, Colorado (the “Bates-Hunter Mine”). Gregory Gold Producers, Inc., a Colorado corporation (“Gregory Gold”), a wholly-owned subsidiary of Hunter Bates, serves as an oversight management company for the exploration activities conducted at the Bates-Hunter Mine.

Standard Gold hereby effects the transfer to Wits Basin all of its ownership interests in Hunter Bates, Gregory Gold, and the Bates-Hunter Mine, as well as any and all related agreements, assets, liabilities and obligations thereof, including, but not limited to, the promissory note issued from Hunter Bates to Wits Basin, dated September 29, 2009 in the original principal amount of $2,500,000, heretofore as listed on the attached Schedule A.

Respectfully,

/s/ Alfred A. Rapetti

Alfred A. Rapetti
Standard Gold, Inc.
Chief Executive Officer